

December 11, 2025

Shachi Shah
Chief Financial Officer
Global Gas Corp
700 S. Rosemary Avenue , Suite 204
West Palm Beach , Florida 33401

      Re: Global Gas Corp
          Form 10-K for Fiscal Year Ended December 31, 2024
          Filed March 31, 2025
          File No. 001-39819

Dear Shachi Shah:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Item 9A. Controls and Procedures, page 38

1.   We note you identified a material weakness in your internal control over financial reporting but have concluded that your disclosure controls and procedures were effective. Section II.D. of SEC Release No. 33-8238 states, "disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles." Please tell us how you are able to support your conclusion that your disclosure controls and procedures are effective as of December 31, 2024, and the end of subsequent quarters. Otherwise, please amend your Form 10-K and subsequent Forms 10-Q to revise your conclusions.

2.   We note that this Form 10-K is your first annual report after the merger with the SPAC entity. In accordance with Instruction 1 to Item 308 of Regulation S-K, please expand your disclosures in the amendment to your Form 10-K to state that the annual report does not include a report of management's assessment regarding internal

control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

3. In an amendment to your Form 10-K, please provide the disclosures required by Item 308(c) of Regulation S-K. Also address this comment for your subsequent Forms 10-Q.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services